Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Reviews the Best Places to Invest $500

PRESS RELEASE   **UPDATED: SEP 13, 2021 10:00 EDT**



NEW YORK, September 13, 2021 (Newswire.com) - Many people are well aware that making smart investments are a great way to build on income and start saving for the future. But most fail to explore investment opportunities based on the assumption that investing "isn't for everyone," or that they need exorbitant amounts of capital to get started. Luckily, both of these notions turn out to be false, and new financial tech platforms like Yieldstreet provide opportunities outside of the stock market for investors to begin building their investment portfolio with as little as $500.

To help investors understand their options, here are a few places to start investing and dreaming of retirement with just $500.

Peer to Peer Lending - Peer to peer (P2P) lending is a novel way for businesses and individuals to acquire loans without the involvement of banks or other financial intermediaries. For investors just starting out, platforms like Upstart can be a great option, allowing users to provide financial support to borrowers while observing new streams of monthly cash flow on loans with minimal volatility.

Robinhood - With the straightforward tagline of "investing for everyone," e-trading websites like Robinhood have become the premier site for beginner investors looking to start trading stocks and building a portfolio. Robinhood boasts zero commission on most transactions, in addition to a $0 minimum for opening an account. For investors doing their homework on smart trading practices, Robinhood can be a great introduction to the stock market.

REITs - For investors looking beyond the stock market, real estate investing has long been heralded as a reliable way to earn passive income. Real estate investment opportunities are impressively diverse, and there are a number of ways to earn significant returns, whether through participating in income-generating loans, equity investments, or through publicly traded REITs.

Robo Advisors - A true demonstration of the power of modern technology, robo advisors provide for easy hands-off investing driven by increasingly sophisticated automation tools and algorithms. Through the use of surveys, popular platforms like Betterment serve up financial advice and investment opportunities based on investor's unique situations and long-term goals.

Alternative Investments - Once thought to require excessive knowledge and exclusive access based on financial status, alternative investments are actively being reinvented by platforms like Yieldstreet. Regardless of occupation or net worth, individuals can safely invest outside the stock market in an ecosystem of open-growth and mutual support, directing their hard-earned finances into opportunities previously reserved for the top 1%. For those looking to start small, the Yieldstreet Prism fund will spread $500 across multiple assets from real estate to art and commercial investments, garnering annualized interest rates in each category ranging from 8 to 10%. To get started, take Yieldstreet's online quiz or read more about the Prism fund investment strategy.

Source: Yieldstreet

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Categories: [Stocks](#)

Tags: [Alternative investment](#), [Finance](#), [Investments](#)

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